1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com william j. tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

March 18, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Vincent J. Di Stefano and Jeffrey Long

Re:	Garrison Capital Inc.
Registration Statement on Form N-2
File Numbers 333-173026 and 814-878

Ladies and Gentlemen:

Garrison Capital Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 10 to its Registration Statement on Form N-2 (Registration No. 333-173026) (the “Registration Statement”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission pursuant to telephone conversations between Vincent Di Stefano of the Staff and William Tuttle on March 18, 2013 and between Jeffrey Long of the Staff and William Tuttle on March 18, 2013. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. We will also provide to you under separate cover courtesy copies of Amendment No. 10, as filed and marked to show the changes from Amendment No. 9 to the Registration Statement.

Legal Comment

1.	In the ninth paragraph under the heading “Tax Matters—Taxation of U.S. Stockholders”, please note the 2013 maximum U.S. federal income tax rate on ordinary income payable by individuals.

Response:

As requested, the Company has revised the disclosure in the ninth paragraph under the heading “Tax Matters—Taxation of U.S. Stockholders” to note the 2013 maximum U.S. federal income tax rate of 39.6% on ordinary income payable by individuals and to include a cross reference to the discussion regarding the American Taxpayer Relief Act of 2012.

Vincent J. Di Stefano and Jeffrey Long March 18, 2013 Page 2

Accounting Comment

2.	In the base management fees line item of the Fees and Expenses table, please assume for purposes of the calculation that there are no cash and cash equivalents and that all cash and cash equivalents are fully invested.

Response:

As requested, the Company has assumed for purposes of the calculation of the base management fees line item of the Fees and Expenses table that there are no cash and cash equivalents and that all cash and cash equivalents are fully invested.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by facsimile at 202.261.3333) or Thomas J. Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

Cc:	Brian Chase, Garrison Investment Group LP Thomas J. Friedmann, Dechert LLP